Exhibit 99.1

June 16, 2023

Metals Acquisition Limited closes purchase of the CSA Copper Mine

JERSEY, Channel Islands--(BUSINESS WIRE)--Metals Acquisition Limited. (NYSE: MTAL):

Metals Acquisition Limited (MAC) and Glencore have today closed the purchase and sale of Glencore’s 100% interest in Cobar Management Pty Ltd (CMPL), the owner of the CSA copper mine in New South Wales, Australia. MAC’s ordinary shares and warrants will commence trading today, June 16, 2023, under the ticker symbols “MTAL” and “MTAL.W”, respectively, on the New York Stock Exchange. In connection with the closing of the business combination, Metals Acquisition Limited completed its previously-announced merger with Metals Acquisition Corp, a special purpose acquisition company.

The purchase consideration to Glencore includes USD$775 million in cash and USD$100 million in ordinary shares of MAC. Glencore holds 20.6% of the ordinary shares in MAC post closing. The purchase consideration also includes:

•	USD$75m deferred payment to be paid within 12 months;

•	USD$150m contingent payment upon future copper prices;

•	1.5% life of mine Net Smelter Return royalty on copper.

MAC will assume ownership and full operational control of the mine immediately; Glencore will retain the offtake for 100% of the copper concentrate produced at the CSA copper mine.

Mick McMullen, MAC CEO, commented “We are delighted to have closed on the transaction. I want to thank the large group of investors that supported our recent PIPE totaling USD$230 million, our other funding partners, our advisors who have worked resolutely, as well as Glencore for working steadfastly with us throughout the entirety of our transaction. Today is truly an exciting moment for all of us at Metals Acquisition Limited, the new owner and operator of this historic asset.

We look forward to working with the CSA Mine team to make this into a great foundational asset for MAC.”

Advisors

Citigroup Global Markets Inc. (“Citi”) served as financial advisor and Squire Patton Boggs and Paul Hastings LLP are serving as legal advisors to MAC. Citi, Canaccord Genuity and Ashanti Capital served as placement agents in connection with the PIPE.

Contacts

Mick McMullen Chief Executive Officer Metals Acquisition Limited +1 (817) 698-9901 mick.mcmullen@metalsacqcorp.com	Dan Vujcic Chief Development Officer Metals Acquisition Limited +61 451 634 120 dan.vujcic@metalsacqcorp.com

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Mine and anticipated financial impacts and other effects of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to the outcome of any legal proceedings that may be instituted against MAC following the closing; the inability to maintain the listing of MAC’s shares; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things: the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of Metals Acquisition Corp for its initial public offering and the definitive proxy statement/prospectus relating to the business combination that MAC filed with the SEC, including those under “Risk Factors” therein, and in MAC’s other filings with the SEC. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC, including Metals Acquisition Corp’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the definitive proxy statement/prospectus MAC filed with the SEC in connection with MAC’s solicitation of proxies for the meeting of shareholders held to approve, among other things, the business combination. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward- looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.